Filed by The Procter & Gamble Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 001-00922
Registration No.: 333-123309

Media Advisory	The Procter & Gamble Company One P&G Plaza Cincinnati, OH 45202

July 8, 2005

Media Contact:
In the US: 1-866-PROCTER or 1-866-776-2837
International: +1-513-945-9087

P&G TO WEBCAST SPECIAL MEETING OF SHAREHOLDERS TO APPROVE
MERGER WITH THE GILLETTE COMPANY, JULY 12

     The Procter & Gamble Company [NYSE:PG] will hold a special meeting of shareholders to consider and vote on the proposed merger with The Gillette Company, on Tues., July 12, 2005. Shareholders and media may access a live audio webcast of the entire meeting at http://www.pg.com/investing beginning at 9:00 a.m. (ET). The webcast will also be available for replay.

Additional Information and Where to Find it

     In connection with the proposed merger, The Procter & Gamble Company (“P&G”) has filed a registration statement on Form S-4 on May 26, 2005 with the Securities and Exchange Commission (Registration No. 333-123309), containing a definitive joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by P&G and The Gillette Company (“Gillette”) with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus and each company’s other filings with the Commission may also be obtained from the respective companies. Free copies of P&G’s filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette’s filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8127.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

     P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on March 30, 2005.

About Procter & Gamble

     Two billion times a day, P&G brands touch the lives of people around the world. The company has one of the strongest portfolios of trusted, quality, leadership brands, including Pampers®, Tide®, Ariel®, Always®, Whisper®, Pantene®, Bounty®, Pringles®, Folgers®, Charmin®, Downy®, Lenor®, Iams®, Crest®, Actonel®, Olay®, Clairol Nice ‘n Easy®, Head & Shoulders®, and Wella. The P&G community consists of almost 110,000 employees working in over 80 countries worldwide. Please visit http://www.pg.com for the latest news and in-depth information about P&G and its brands.

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